UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PINTEC to Acquire Riche Bright Securities Limited

On April 9, 2021, Pintec Technology Holdings Limited (“PINTEC” or the “Company”) entered into an agreement to acquire all the equity interest in Riche Bright Securities Limited (“RB”), a securities brokerage firm based in Hong Kong. RB is a registered securities dealer with the HK Securities and Futures Commission under Type 1 license. In connection with the acquisition, the Company agreed to issue 35,000,000 non-voting ordinary shares (the “Consideration Shares”) to RB’s original shareholder as the consideration for the sale of RB’s equity interest. The Consideration Shares will be issued in reliance upon an exemption or exclusion from the registration requirement under Section 5 of the Securities Act of 1933, as amended.

The transaction is subject to the completion of the requisite corporate and other approvals and customary closing conditions. There can be no assurance that the transaction will be consummated in a timely manner, at all.

Safe Harbor Statement

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, quotations from management and the Company’s strategic and operational plans. the Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report is as of the date of this current report, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

Date: April 9, 2021	By:	/s/ Steven Yuan Ning Sim
	Name:	Steven Yuan Ning Sim
	Title:	Chief Financial Officer